(Translation)

File No. 82-34816
October 16, 2006

SUPPL

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta, Executive Officer
(TEL: 03-6215-9955)

Notice of Adjustment to the Forecasts of Operating Results for the Interim Period and the Whole-Year Period of the Year Ending March 20, 2007 of the Company's Subsidiary (Nissho Inter Life Co., Ltd.)

Notice is hereby given that the forecasts of operating results of Nissho Inter Life Co., Ltd., a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), for the year ending March 20, 2007 (from March 21, 2006 to March 20, 2007), as given at the time of publication of the "Brief Statement of Accounts for the Year Ended March 20, 2006 (Non-Consolidated)" on May 12, 2006 and the "Brief Statement of Financial and Operating Results for the First Quarter of the Year Ending March 20, 2007 (Non-Consolidated)" on July 25, 2006, are adjusted as described in the attachment hereto.

The adjustment will have no significant effect on the operating results of the Company and no adjustment will be made to the forecasts of the operating results of the Company.

dlw 11/7

(2) Reasons for the adjustment:

In the business of specialized works, net sales and profits were as projected. However, in the business of general works, net sales were lower than projected and some works were unprofitable. Consequently, profits were substantially lower than projected.

This was due to the policy of selection of orders to give priority to securing profit margins and insufficient preparation for commencement for work in some projects, turning out thin margins.

As a result, the Company expects to incur an ordinary loss and a net loss.

(3) Whole-year period of the year ending March 20, 2007 (from March 21, 2006 to March 20, 2007):

(million yen)

	Net Sales	Ordinary Income	Net Income	Annual dividend per share
Previous forecast (A)	18,520	160	140	¥0
Adjusted forecast (B)	16,450	(-) 250	(-) 170	¥0
Amount of increase or decrease (B-A)	(-) 2,070	(-) 410	(-) 310	¥0
Rate of increase or decrease	(-) 11.2%	-%	-%	

(4) Reasons for the adjustment:

The forecast of the operating results for the whole-year period of the year ending March 20, 2007 has been reviewed by taking into consideration the operating results for the interim period and future performances. However, the conditions for receiving orders are expected to continue to remain difficult.

For the second half of the year, the Company expects to report an ordinary income and a net income. However, such surplus is not expected to be sufficient enough to offset the deficit for the interim period due to a decrease in net sales. Consequently, for the whole-year period, net sales are projected to amount to ¥16,450 million. Ordinary loss and net loss are projected to amount to ¥250 million and ¥170 million, respectively.

For reference: The operating results for the year ended March 20, 2006 (from March 21, 2005 to March 20, 2006):

(million yen)

	Net Sales	Ordinary Income	Net Income	Dividend per share
Interim period (April 2005 – September 2005)	9,032	(-) 209	(-) 170	¥0
Whole-year period (April 2005 - March 2006)	16,229	(-) 457	(-) 385	¥0

* The above forecasts of operating results are calculated based on the information available to management as of the date hereof. Actual results may differ from the above projected figures for a variety of factors in the future.

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